BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b)
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2003:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly Report on BC Form 51-901F.

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

D. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

dlw 1/7

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

COPY

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20____

BY: ____________________

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), ***Securities Act*** **of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2003:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly Report on BC Form 51-901F.

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

D. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

82-1669

03 DEC 30 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	September 30, 2003	2003/11/28

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/11/28

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003 and 2002

(Unaudited - Prepared by Management)

SEE ACCOMPANYING NOTES

2

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2003 and December 31, 2002
(Unaudited – Prepared by Management)

ASSETS

	(Unaudited) September 30, 2003	(Audited) December 31, 2002
Current		
Cash	$ 297	$ 525
Accounts receivable	10,248	14,870
Marketable securities	8,000	8,000
Prepaid expense	18,262	14,495
	36,807	37,890
Capital Assets – Note 3	20,480	24,573
Resource property costs – Schedule B: Note 1	910,264	869,264
	$ 967,551	$ 931,727

LIABILITIES

Current		
Accounts payable – Note 4	$ 619,212	$ 520,949
Due to related parties	324,107	203,429
Advances payable	23,913	6,524
Loans payable	198,996	198,996
	1,166,228	929,898

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	5,532,673	5,532,673
Deficit	(5,731,350)	(5,530,844)
	(198,677)	1,829
	$ 967,551	$ 931,727

APPROVED BY DIRECTORS:

"Raymond Roland" Director   *"Douglas Brooks"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Administrative Expenses				
Amortization	$ 1,724	$ 1,771	$ 4,093	$ 5,313
Consulting	9,000	9,000	27,000	27,000
Interest – Note 3	21,409	5,869	56,111	18,974
Filing fees	704	7,100	5,104	13,209
Professional fees	18,595	10,585	31,954	59,958
Office and miscellaneous	918	1,905	8,484	18,042
Management fees – Note 3	7,500	7,500	22,500	22,500
Rent	10,500	10,500	31,500	31,500
Shareholder communication fees	2,500	-	2,500	2,000
Transfer agent	522	898	3,037	4,449
Travel & promotion	1,818	5,929	8,282	35,334
Net loss before other items	(75,190)	(61,057)	(200,565)	(238,279)
Other				
Interest and miscellaneous income	-	467	59	474
Net loss for the period	(75,190)	(60,590)	(200,506)	(237,805)
Deficit, beginning of the period	(5,656,160)	(5,303,307)	(5,530,844)	(5,126,092)
Deficit, end of the period	$ (5,731,350)	$ (5,363,897)	$ (5,731,350)	$ (5,363,897)
Loss per share	$(0.01)	$ (0.01)	$ (0.02)	$ (0.02)

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Operating Activities				
Net loss for the period	$ (75,190)	$ (60,590)	$ (200,506)	$ (237,805)
Add (deduct) items not affecting cash:				
Amortization	1,724	1,771	4,093	5,313
	(73,466)	(58,819)	(196,413)	(232,492)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and advances	(2,579)	13,401	4,621	21,871
Prepaid expense	650	6,099	(3,767)	6,099
Accounts payable	43,637	40,391	98,264	160,814
Due to related parties	29,935	-	120,678	-
	(1,823)	1,072	23,383	(43,708)
Investing Activities				
Acquisition of capital assets	-	-	-	(454)
Acquisition of resource properties	(5,000)	(30,000)	(40,000)	(30,000)
Deferred exploration costs	-	(15,373)	(1,000)	(105,385)
	(5,000)	(45,373)	(41,000)	(135,839)
Financing Activities				
Common shares issued	-	30,000	-	230,235
Share subscription	-	-	-	(65,000)
Advances payable	6,825	430	17,389	542
	6,825	30,430	10,564	165,777
Increase (Decrease) in cash during the period	2	(13,871)	(228)	(13,770)
Cash, beginning of the period	295	8,814	525	8,713
Cash (bank indebtedness), end of period	$ 297	$ (5,057)	$ 297	$ (5,057)
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2003, and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine-months financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002 and September 30, 2003	13,201,551	5,532,673

SEE ACCOMPANYING NOTES

Note 2 Share Capital – cont'd

At December 31,2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of September 30, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

Share Purchase Warrants

At September 30, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
485,714	$0.50	February 4, 2004

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of September 30, 2003 and 2002 and changes for the periods ending on those dates is as follows:

	September 30, 2003		September 30, 2002	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	660,595	$ 0.36	1,314,400	$ 0.27
Exercised	-		(56,833)	$ 0.21
Exercised	-		(30,000)	$ 0.36
Expired	(371,214)	$ 0.36	(566,972)	$ 0.17
Options exercisable and outstanding, end of the period	289,381	$ 0.36	660,595	$ 0.35

At September 30, 2003 there were 289,381 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Note 2 Share Purchase Options – (cont'd)

Number of Options	Exercise Price	Expiry Date
289,381	$0.36	October 17, 2003

Subsequent to September 30, 2003 289,381 share purchase options expired unexercised.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 4,724	$ 4,210	$ 5,937
Furniture and fixtures	16,585	6,435	10,150	12,688
Office equipment	10,000	3,880	6,120	7,650
	$ 35,519	$ 15,039	$ 20,480	$ 26,275

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Interest	$ 6,084	$ 3,100	$ 15,858	$ 7,550
Management fees	7,500	7,500	22,500	22,500
Consulting	9,000	9,000	27,000	27,000
	$ 22,584	$ 19,600	$ 65,358	$ 57,050

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2003, marketable securities include $6,000 (2002: $8,000) in shares of companies with common directors.

Note 4 Related Party Transactions – (cont'd)

At September 30, 2003, amounts due to related parties include $324,107 (2002: $145,563) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Loans payable at September 30, 2003 includes $23,900 due to a director of the Company.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	September 30, 2003	2003/11/28

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/11/28

10

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2003

Schedule A: Financial Statements

– See interim consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
For the current fiscal year-to-date:

- See interim consolidated financial statements attached

(b) *Deferred exploration costs:*

Buck Lake Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance September 30, 2003
Acquisition Costs					
Cash	$ 65,000	$ -	$ 65,000	$ 35,000	$ 100,000
Shares	9,000	-	9,000	-	9,000
Consulting – cash	100,000	-	100,000	-	100,000
Option payments					
– cash	(17,500)	-	(17,500)	-	(17,500)
– shares	(5,500)	-	(5,500)	-	(5,500)
	151,000	-	151,000	-	186,000
Deferred Exploration Costs					
Assays	18,174	1,402	19,576	-	19,576
Equipment rental	54,659	-	54,659	-	54,659
Field costs	405,262	-	405,262	-	405,262
Geological consulting	8,066	28,942	37,008	1,000	38,008
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	-	48,625	-	48,625
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	589,650	30,344	619,994	-	620,994
	740,650	30,344	770,994	-	806,994
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	17,525
Shares	27,000	30,000	57,000	-	57,000
Option payment – shares	(40,000)	-	(40,000)	-	(40,000)
	4,525	30,000	34,525	-	34,525
Deferred Exploration Costs					
Assays	769	-	769	-	769
Field costs	16,831	-	16,831	-	16,831
Geological consulting	-	3,600	3,600	-	3,600
Reporting	5,075	-	5,075	-	5,075
	22,675	3,600	26,275	-	26,275
	27,200	33,600	60,800	-	60,800

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2003

Schedule B: Supplementary Information - Page 2

1. *Analysis of expenses and deferred costs - (continued)*

Deferred exploration costs:

East Dog River Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance September 30, 2003
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	3,961	3,961	-	3,961
	12,500	3,961	16,461	-	16,461
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	8,509	8,509	-	8,509
	12,500	8,509	21,009	-	21,009
Gwyn Gold Property					
Acquisition Costs					
Cash	-	-	-	5,000	5,000
Tib Lake Claims					
Deferred exploration costs					
Geological	-	9,507	9,507	-	9,507
	-	9,507	9,507	-	9,507
Write-off of exploration costs	-	(9,507)	(9,507)	-	(9,507)
	-	-	-	-	-
Wakinoo Lake Claims					
Deferred exploration costs					
Assays	-	5,991	5,991	-	5,991
Consulting	-	5,437	5,437	-	5,437
Drilling	-	32,765	32,765	-	32,765
Geological consulting	-	21,261	21,261	-	21,261
	-	65,454	65,454	-	65,454
Write-off of exploration costs	-	(65,454)	(65,454)	-	(65,454)
	$ 792,850	$ 76,414	$ 869,264	$ 41,000	$ 910,264

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2003

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

   Aggregate amount of expenditures made to parties not at arm's-length: $ 65,358

3. *Summary of securities issued and options granted during the quarter*

   (a) Common shares issued during the quarter: Nil

   (b) Options granted during the quarter: Nil

4. *Summary of securities as at September 30, 2003 :*

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) A total of 13,201,551 shares have been issued for a total of $5,532,673

   c) Options, warrants and convertible securities outstanding as at September 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	289,381	$0.36	October 17, 2003
Warrants	485,714	$0.50	February 4, 2004

   d) As at September 30, 2003, 250,000 common shares were held in escrow by the company's transfer agent. These shares were not released and are subject to cancellation.

5. *List of directors and officers:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
R. Brickner	Director

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2003

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Buck Lake Ventures Ltd. ("the Issuer") incurred a net loss of $200,506 ($0.02 per share) for the nine months ended September 30, 2003, compared to a net loss of $237,805 ($0.02 per share) for the nine months ended September 30, 2002. The decrease in loss resulted from a decrease in general and administrative expenses.

RESOURCE PROPERTIES

The Issuer is actively acquiring interests in and exploring resources exploration properties. In particular for the past several years the Issuer has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

The Issuer is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada and South America.

Buck Lake Platinum Palladium Nickel Project – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure. In 2002 the Issuer's exploration for PGE mineralization has focused on what it considers to be its best prospect Buck Lake, and other exploration at the Tib Lake and Wakinoo.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

The Issuer optioned the initial claims from two prospectors. The terms of the property agreement include the Issuer paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Issuer may purchase for $500,000. The Issuer has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Issuer announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Issuer in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Issuer announced it had entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, the Issuer must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange.

East Dog River Property – Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in

shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Tib Lake Property, Wakinoo and Bo Lake Property Areas – Ontario

In January, 2002 the Issuer announced it had entered into option agreements for the acquisition of up to a 100% interest in both the Tib Lake and Wakinoo Lake Platinum/Palladium properties. After reviewing exploration results and determining that further exploration expenditures on these properties were unwarranted, in January 2003 the Issuer announced its decision to drop the Tib Lake Property and on April 30, 2003 the Issuer announced its decision to terminate its option to acquire an interest in the Wakinoo Lake Project as a result of exploration results.

On April 26, 2000, the Issuer acquired an interest in the Bo Lake Property, another potential PGE property located approximately 20 km northwest of the Lac des Iles Palladium Mine and 10 km north of the Buck Lake Project. Work on the Bo Lake Property included reconnaissance mapping/sampling and trenching/sampling in an attempt to locate potential PGE bearing mafic to ultra-mafic intrusive units. On April 8, 2003 Pacific Topaz announced its decision to terminate the Bo Lake Joint Venture Agreement and on August 8th provided notice of termination of the option agreement to purchase the property to the property owner.

FINANCING

During nine months ended September 30, 2003 the Issuer agreed to a non- brokered private placement of up to $600,000, consisting of flow through and non-flow through units. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.25 for two years. Units issued on a flow through basis will be issued at a price of $0.22 per unit and units issued on a non-flow through basis will be issued at a price of $0.18 per unit. A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

SCHEDULE "C" MANAGEMENT DISCUSSION – (cont'd)

The Issuer intends to use the proceeds of the private placement for exploration and general corporate purposes. Exploration is expected to include a Phase I drill program on the Buck Lake PGE Property and a Phase I work program on Buck Lake's newly acquired Gwyn Lake Gold Property.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2003, the Issuer incurred $65,358 in related party transactions. Of this amount $27,000 was for consulting fees, $22,500 for management fees and the remainder for interest.

MANAGEMENT

The Issuer's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw, D. Dicaire and Renee Brickner. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

To September 30, 2003 the Issuer conducted investor relation activities through its directors.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

OUTLOOK

The Issuer is intending to arrange for the further exploration of the Buck Lake Project. Plans include the drill testing of several exploration targets on the Buck Lake Property developed through the Issuer's prior exploration. The Issuer is seeking to acquire interest in gold and other precious metals properties.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
December 1, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. announces today the results from its operations for the nine-month period ended September 30, 2003. Buck Lake Ventures Ltd. incurred a net loss of $ 200,506 ($0.02 per share) for the period ended September 30, 2003, as compared to a loss of $ 237,805 ($0.02 per share) for the period ended September 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 ~ Facsimile: (604) 669-5886
www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: **BUC** 12g3-2(b): 82-1669
December 15, 2003 Standard & Poor's Listed

ENDEAVOUR FLOW-THROUGH LIMITED PARTNERSHIP 2003 – FINANCING

Buck Lake Ventures Ltd. ("BUC") is very pleased to announce that it has agreed to terms with Endeavour Flow-Through Limited Partnership 2003 of Vancouver, BC and certain private investors for the private placement of 2,500,000 flow-through units of BUC at a price of $0.10 per unit, for total proceeds of $250,000 to BUC. Each unit will be comprised of one flow-through common share and one non-transferable share purchase warrant, with each such share purchase warrant, entitling the holder to acquire one additional common share at a price of $0.12 per share for a period of two years from the closing of the private placement. A finder's fee of $14,676.00 in units of BUC securities is payable to Strand Securities Corporation.

The proceeds of the flow-through private placement are intended to be used for exploration and development of BUC's mineral exploration properties primarily in northern Ontario including its Buck Lake Platinum, Palladium, Nickel project.

BUC has made substantial exploration progress on the platinum, palladium and nickel discovery on its Buck Lake project located approximately 25 km west of North American Palladium's Lac Des Iles Palladium Mine.

Significant high grade nickel and palladium values and high grade platinum values were obtained from a blasting and sampling program on a trench in an area referred to as the Main Discovery Area. The blasting and sampling program was initiated at the recommendation of, and undertaken by, BUC's independent consulting geologists to expose 'fresh' unweathered samples of bedrock to give a representative analysis of the platinum/palladium and other Platinum Group Elements (PGE), in addition to copper and nickel, contained within the rock below the weathered surface rocks. Following blasting, BUC's consulting geologists took samples of pyroxenite from the exposed bedrock.

One of the samples of pyroxenite taken from the bedrock assayed 31.6 grams per ton Palladium, 2.82 grams per ton Platinum, 1.53% Copper and 9.96% Nickel.

A number of drill targets have been identified and are ready for immediate drilling. In addition, BUC holds interest in several other exploration properties in Ontario including the Gwyn Gold Property in Northern Ontario.

In addition, BUC is also pleased to announce that it has agreed to a $700,000 private placement of its securities which will consist of the sale of up to 7,000,000 units at $0.10 per unit. Each unit will consist of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of BUC at an exercise price of $0.12 per share. The proceeds will be used for general corporate purposes. A finder's fee in cash will be payable with respect to this private placement.

The finder's fee and both private placements are subject to TSX Venture Exchange acceptance for filing.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

FOR FURTHER INFORMATION
PLEASE CONTACT
MR. RAYMOND ROLAND, PRESIDENT:

Tel: 604.682.1759
Fax: 604.669.5886
TFree: 1.888.880.2288
Email: ir@bucklakeventures.com

82- 1669

03 DEC 3 ... 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 1, 2003

Item 3. **Press Release**

Press Release dated December 1, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces summary financial results for the nine-month period ended September 30, 2003.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its operations for the nine-month period ended September 30, 2003. The Issuer incurred a net loss of $ 200,506 ($0.02 per share) for the period ended September 30, 2003, as compared to a loss of $ 237,805 ($0.02 per share) for the period ended September 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 1st day of December, 2003.

"Raymond Roland"
Raymond Roland, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 15, 2003

Item 3. **Press Release**

Press Release dated December 15, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is very pleased to announce that it has agreed to terms with Endeavour Flow-Through Limited Partnership 2003 of Vancouver, BC and certain private investors for the private placement of 2,500,000 flow-through units of the Issuer at a price of $0.10 per unit, for total proceeds of $250,000 to the Issue.

Item 5. **Full Description of Material Change**

The Issuer is very pleased to announce that it has agreed to terms with Endeavour Flow-Through Limited Partnership 2003 of Vancouver, BC and certain private investors for the private placement of 2,500,000 flow-through units of the Issuer at a price of $0.10 per unit, for total proceeds of $250,000 to the Issuer. Each unit will be comprised of one flow-through common share and one non-transferable share purchase warrant, with each such share purchase warrant, entitling the holder to acquire one additional common share at a price of $0.12 per share for a period of two years from the closing of the private placement. A finder's fee of $14,676.00 in units of the Issuer securities is payable to Strand Securities Corporation.

The proceeds of the flow-through private placement are intended to be used for

exploration and development of the Issuer's mineral exploration properties primarily in northern Ontario including it's the Issuer Platinum, Palladium, Nickel project.

The Issuer has made substantial exploration progress on the platinum, palladium and nickel discovery on its Buck Lake project located approximately 25 km west of North American Palladium's Lac Des Iles Palladium Mine.

Significant high grade nickel and palladium values and high grade platinum values were obtained from a blasting and sampling program on a trench in an area referred to as the Main Discovery Area. The blasting and sampling program was initiated at the recommendation of, and undertaken by, the Issuer's independent consulting geologists to expose 'fresh' unweathered samples of bedrock to give a representative analysis of the platinum/palladium and other Platinum Group Elements (PGE), in addition to copper and nickel, contained within the rock below the weathered surface rocks. Following blasting, the Issuer's consulting geologists took samples of pyroxenite from the exposed bedrock.

One of the samples of pyroxenite taken from the bedrock assayed 31.6 grams per ton Palladium, 2.82 grams per ton Platinum, 1.53% Copper and 9.96% Nickel.

A number of drill targets have been identified and are ready for immediate drilling. In addition, BUC holds interest in several other exploration properties in Ontario including the Gwyn Gold Property in Northern Ontario.

In addition, the Issuer is also pleased to announce that it has agreed to a $700,000 private placement of its securities which will consist of the sale of up to 7,000,000 units at $0.10 per unit. Each unit will consist of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Issuer at an exercise price of $0.12 per share. The proceeds will be used for general corporate purposes. A finder's fee in cash will be payable with respect to this private placement.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of December, 2003.

"Raymond Roland"
Raymond Roland, Director

82-1659

TSX venture EXCHANGE

December 10, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

RE: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Amending Agreement – Submission No. 88955

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Amending Agreement dated October 8, 2003 between William J. Richmond and William D. Morehouse (collectively the 'Optionors') and the Company whereby the original agreement dated March 17, 1998 with respect to the purchase of a 100% undivided right, title and interest in and to the Buck Lake Property that is located near Thunder Bay, Ontario where the due date of the cash payment of $150,000 has been extended by 14 months. In consideration of the extension, the Company will pay $20,000 and issue 150,000 common shares of the Company.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
Cc: Buck Lake Ventures Ltd.

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